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Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	For the year ended December 31,
	2003		2002		2001		2000		1999
Earnings:
Pre-tax income from continuing operations	$456,675		$542,978		$282,460		$346,770		$294,021
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	59,165		47,939		62,448		50,377		60,940
Minority interest in income of majority owned subsidiaries	7,277		10,498		10,593		10,370		10,719
Distributed income from less than 50% owned unconsolidated entities	42,939		37,811		51,740		45,948		30,169
Amortization of capitalized interest	1,850		1,876		1,706		1,323		724
Fixed Charges	703,947		694,291		726,007		776,347		692,984
Less:
Income from unconsolidated entities	(99,645)		(78,695)		(67,116)		(56,773)		(51,140)
Interest capitalization	(11,059)		(5,507)		(10,325)		(20,108)		(24,377)
Preferred distributions of consolidated subsidiaries	(12,044)		(11,340)		(26,085)		(40,602)		(32,252)

Earnings	$1,149,105		$1,239,851		$1,031,428		$1,113,652		$981,788

Fixed Charges:
Portion of rents representative of the interest factor	5,620		4,298		4,977		5,078		4,913
Interest on indebtedness (including amortization of debt expense)	675,224		673,146		684,620		710,559		631,442
Interest capitalized	11,059		5,507		10,325		20,108		24,377
Preferred distributions of consolidated subsidiaries	12,044		11,340		26,085		40,602		32,252

Fixed Charges	$703,947		$694,291		$726,007		$776,347		$692,984

Preferred Stock Dividends	55,138		64,201		51,360		36,808		37,071

Fixed Charges and Preferred Stock Dividends	$759,085		$758,492		$777,367		$813,155		$730,055

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.51	x	1.63	x	1.33	x	1.37	x	1.34	x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

            The computation of ratio of earnings to fixed charges has been restated to adopt SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other items, SFAS No. 145 rescinds SFAS No. 4, "Reporting of Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. Debt extinguishments as part of a company's risk management strategy would not meet the criteria for classification as extraordinary items. Therefore, we are required to reclassify all of the extraordinary items related to debt transactions recorded in prior periods, including those recorded in the current period, to income from continuing operations.

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SIMON PROPERTY GROUP, INC. Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (in thousands)